Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139445
PROSPECTUS SUPPLEMENT DATED January 9, 2007
(To Prospectus Filed December 18, 2006)
3.00% Convertible Senior Subordinated Notes Due 2011
1,762,519 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
The table included in the section captioned “Selling Security Holders” commencing on page 19 of the prospectus is hereby amended to reflect the following new amount of notes, and common stock issuable upon conversion of the notes, for Nicholas Applegate U.S. Convertible Fund and to add the other selling security holders identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for each of those selling security holders, as shown below:

						No. of
						Shares of
				No. of Shares		Common
	Amount of		Amount of	of Common	No. of Shares	Stock
	Notes	% of Notes	Notes Being	Stock	of Common	Owned
	Beneficially	Beneficially	Offered	Beneficially	Stock Being	After
Name of Selling Stockholder	Owned ($)	Owned	($) (a)	Owned (b)(c)	Offered (a)(c)	Offering (a)

Nicholas Applegate U.S. Convertible Fund (d)(e)	$1,175,000	1.1%	$1,175,000	18,827	18,827	0

Aristeia International Limited (f)(g)	4,293,000	3.9%	4,293,000	68,786	68,786	0

Aristeia Partners LP (f)(h)	707,000	*	707,000	11,328	11,328	0

BP Amoco PLC Master Trust (e)(i)	1,090,000	1.0%	1,090,000	17,465	17,465	0

Hotel Union & Hotel Industry of Hawaii Pension Plan (e)(i)	162,000	*	162,000	2,596	2,596	0

The City of Southfield Fire & Police Retirement System (e)(i)	40,000	*	40,000	641	641	0

United Technologies Corporation Master Retirement Trust (e)(i)	403,000	*	403,000	6,457	6,457	0

Viacom Inc. Pension Plan Master Trust (e)(i)	55,000	*	55,000	881	881	0

*	Less than 1%

(a)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes, and common stock issuable upon conversion of the notes, we cannot know or estimate number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 54 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

(b)	Includes shares of our common stock issuable upon conversion of the notes.

(c)	The number of shares of our common stock issuable upon conversion of the notes is calculated to be the maximum number of shares issuable upon conversion assuming (i) the value of the notes approach an infinite amount at the time of conversion, with the $110,000,000 principal amount paid in cash and the remaining value paid in shares of our common stock, and (ii) the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $62.41, which corresponds to the initial conversion rate of 16.0229 shares per $1,000 principal amount of the notes. Accordingly, the number of shares of our common stock to be offered using this prospectus may be less than the amount shown. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 16.0229 shares per $1,000 principal amount of the notes.

(d)	This selling security holder has delegated full investment authority to Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”), as investment adviser, over these securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horatio A. Valeiras, CFA, who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer organized for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate.

(e)	This selling security holder has indicated that to its knowledge it does not own any shares of our common stock other than shares issuable upon conversion of the notes. For purposes of this table, we have assumed that it does not.

(f)	This selling security holder has declined to indicate to us whether to its knowledge it owns any shares of our common stock other than shares issuable upon conversion of the notes. For purposes of this table, we have assumed that it does not.

(g)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(h)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(i)	Representatives of this securityholder have advised us that voting and dispositive powers with respect to the notes or our common stock issuable upon conversion of the notes held by this securityholder are held by John Gottfurcht, George Douglas and Amy Jo Gottfurcht, principals of SSI Investment Management Inc., the investment advisor of this securityholder.
The amended table is based solely on the most current information provided to us by the selling security holder named above. This selling security holder has not, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates.

3